Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS UNDER

THE AGREEMENT FOR ENTRUSTED INVESTMENT AND MANAGEMENT

AND OPERATING SERVICES WITH RESPECT TO ALTERNATIVE

INVESTMENTS WITH INSURANCE FUNDS

Reference is made to the announcements of the Company dated 26 April 2018 and 6 June 2018 and the circular of the Company dated 18 May 2018 in relation to the Existing Agreement entered into between the Company and CLI. The Existing Agreement will expire on 31 December 2021.

The Board announces that the Company proposes to enter into the New Agreement with CLI, whereby CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, product management fee, real estate operation management service fee and performance award in respect of the Investment and Management Services provided by CLI to the Company. In addition, CLI will also provide the Operating Services to the Company under the New Agreement with respect to the equity/real estate funds invested by the Company at its own discretion, and the Company will pay CLI the entrusted operating fee in this regard.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for the transactions under the New Agreement are more than 5%, such transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Somerley Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement.

The Company will convene an extraordinary general meeting to seek approval from the Independent Shareholders in respect of the transactions under the New Agreement. A circular containing, among other things, the details of the New Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders. As additional time is required to prepare certain information for inclusion in the circular, the Company will dispatch the circular to the shareholders on or about 30 November 2021.

In view of CLI’s interests in the transactions under the New Agreement, CLIC and its associates will abstain from voting at the extraordinary general meeting to approve such transactions.

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the extraordinary general meeting. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 January 2022, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof.

BACKGROUND

Reference is made to the announcements of the Company dated 26 April 2018 and 6 June 2018 and the circular of the Company dated 18 May 2018 in relation to the Existing Agreement entered into between the Company and CLI. The Existing Agreement will expire on 31 December 2021.

The Board announces that the Company proposes to enter into the New Agreement with CLI, whereby CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. In addition, CLI will also provide the Operating Services to the Company under the New Agreement with respect to the equity/real estate funds invested by the Company at its own discretion.

The Company will provide CLI with the investment guidelines on an annual basis. The investment guidelines and any material changes to the investment guidelines shall be approved by the Board and the independent non-executive Directors as a whole. The investment guideline will define the specific scope, type and proportion of assets to be invested and managed by CLI under the authorization of the Company, and set out the investment restrictions and conditions, investment strategies, risk control requirements, performance appraisal method and investment return target. The Company will conduct an examination and appraisal every year with respect to the investment of entrusted assets as well as the Investment and Management Services and the Operating Services provided by CLI in accordance with the New Agreement, the investment guidelines and the relevant measures for the performance appraisal of investments.

PRINCIPAL TERMS OF THE NEW AGREEMENT

Parties

•	The Company

•	CLI

Provision of Investment and Management Services

Scope of services

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company. The entrusted assets under the New Agreement include: (i) the Existing Projects already entrusted by the Company to CLI for investment and management and the Company’s interests in which have not been disposed of as of the effective date of the New Agreement (including equity/real estate direct investments, equity/real estate funds, non-standard financial products and quasi-securitization financial products), and (ii) the New Projects entrusted by the Company to CLI for investment and management in accordance with the New Agreement (including non- standard financial products and quasi-securitization financial products).

For the projects involving the subscription of non-standard financial products and quasi-securitization financial products, the Investment and Management Services provided by CLI to the Company mainly include matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, closing of investment projects, product management, daily management of capital accounts, subsequent management of investment projects, and exit from investment projects, etc..

For the Existing Projects involving equity/real estate investments, the Investment and Management Services provided by CLI to the Company mainly include assisting the Company with regulatory filings, risk management, accounting management, solvency management, connected transactions management, emergency disposal, post-investment valuation, stress tests, management of insignificant post-investment matters, and formulation of exit plans and proposals, etc.. With respect to the management of significant post-investment matters of the Existing Projects and the exit from the direct investment projects, CLI shall formulate the project proposals and exit plans for significant matters and submit the same to the Company for approval. Such proposals and plans, if approved by the Company, shall be implemented by CLI.

Service fees

In consideration of the Investment and Management Services provided by CLI to the Company under the New Agreement, the Company will pay fees to CLI for the Existing Projects and the New Projects, respectively.

Existing Projects

With respect to the Existing Projects, the Company will pay CLI the investment management service fee, the real estate operation management service fee and the performance reward.

Investment management service fee

The Company will pay CLI the investment management service fee on a quarterly basis in respect of the Investment and Management Services for the Existing Projects, based on the fee standard as set out in the agreements for the entrusted investment and management and the investment guidelines then in force when the investment was made to the Existing Projects.

Real estate operation management service fee

The real estate operation management service fee refers to the fee incurred in connection with the Company’s entrustment to CLI for operation of the underlying properties under the Existing Projects for real estate investments. The real estate operation management service fee shall be calculated by multiplying the EBITDA (i.e. the sum of net profit, income taxes, depreciation of fixed assets, amortization of intangible assets, amortization of long-term deferred expenses and interest payments) derived from the relevant real estate projects in a given year by a fee rate ranging from 3% to 6%, and shall be paid by the Company to CLI on a quarterly basis. The specific standard for the fee rate will be determined by the parties after negotiation with reference to the market conditions, the stage of project operation and the expected performance of the assets, and will be set out in the investment guidelines provided by the Company to CLI.

Performance reward

With respect to the Existing Projects with non-fixed return, if the internal rate of return of the projects is, in principle, higher than the hurdle rate of 8%, the Company will pay CLI or its subsidiaries the performance- based bonus at the time of exit from the projects. The parties shall calculate the performance-based bonus at the rate of 15% in respect of such portion of profits representing an internal rate of return of more than 8% but less than 10% on the investment, and at the rate of 20% in respect of such portion of profits representing an internal rate of return of more than 10% on the investment.

In addition, the Company will pay CLI the floating management fee or deduct the floating management fee from the investment management service fee payable to CLI on an annual basis based on the result of the annual appraisal of the Company on the performance of CLI. The floating management fee shall range from -10% to +10% of the calculating base. The calculating base of the floating management fee shall be no more than 20% of the investment management service fee of the current period. The amount of the floating management fee, if negative, shall be deducted from the investment management service fee payable by the Company to CLI. The specific mechanism for determining the floating management fee is set out in the investment guidelines provided by the Company to CLI.

New Projects

With respect to the New Projects, the Company will pay CLI the product management fee and the performance reward.

Product management fee

CLI shall charge the product management fee pursuant to the relevant product contracts, but shall not separately charge any investment management service fee. The product management fee rate shall be determined with reference to the fee rate charged by independent third parties for the issuance of products of a similar type and taking into account the market environment and the form of management. The parties agree that the product management fee rate payable by the Company in respect of any particular product shall not exceed 0.6% per annum and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. If the subscription of the same product by any independent third party accounts for 20% or more of the total subscription amount, the Company will pay the product management fee to CLI at the same fee rate as that payable by such independent third party. The specific product management fee rate and payment method will be specified in the product contracts to be entered into between the parties in relation to the subscription of the related products.

Performance reward

With respect to the New Projects with non-fixed return, if the internal rate of return of the projects is, in principle, higher than the hurdle rate of 8%, the Company will pay CLI or its subsidiaries the performance- based bonus at the time of exit from the projects. The specific performance-based bonus will be determined with reference to the standard for the performance-based bonus applicable to the Existing Projects with non-fixed return as disclosed above and be specified in the product contracts to be entered into between the parties in relation to the subscription of the related products.

Provision of Operating Services

Scope of services

Pursuant to the New Agreement, CLI will provide the Operating Services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion, including but not limited to assisting the Company with daily operations, such as the post-investment filing of relevant reports and statements, risk management, regulatory check, accounting management, solvency management and filing of connected transactions.

Service fees

In consideration of the Operating Services provided by CLI to the Company under the New Agreement, the Company will pay the entrusted operating fee to CLI on a quarterly basis. The entrusted operating fee shall be calculated by multiplying the paid-in capital contribution of the Company in the equity/real estate funds that were invested by the Company at its own discretion after the New Agreement comes into effect, by the fee rate of 0.02% per annum.

Other provisions

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements and/or entrusted operation agreements entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company. CLI is required under the New Agreement to inform the Company in writing of any preferential treatments it offers to other principals within 5 working days after it offers such treatments.

Term

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the extraordinary general meeting. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 January 2022, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof.

CAP AMOUNTS

Historical figures

For the two years ended 31 December 2020 and the six months ended 30 June 2021, the contractual amount of assets newly entrusted by the Company to CLI for investment and management, and the fees for the Investment and Management Services paid by the Company to CLI (including the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee) are as follows:

	Contractual
	Amount of
	Assets Newly
	Entrusted for	Fees for the
	Investment and	Investment
	Management	and
	during the	Management
	Period	Services
	(RMB million)	(RMB million)
For the year ended 31 December 2019	13,110.00	652.75
For the year ended 31 December 2020	58,385.07	650.74
For the six months ended 30 June 2021	13,300.00	292.14

Cap amounts

For the three years ending 31 December 2024, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the fees for the Investment and Management Services payable by the Company to CLI (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the Operating Services are as follows:

Contractual
Amount of
	Assets Newly	Fees for the
	Entrusted for	Investment and
	Investment and	Management
	Management	Services and
	during the	the Entrusted
	Period	Operation Fee
	(RMB million	(RMB million
	or its equivalent	or its equivalent
	in foreign	in foreign
	currency)	currency)
For the year ending 31 December 2022	65,000	2,000
For the year ending 31 December 2023	65,000	2,000
For the year ending 31 December 2024	65,000	2,000

In determining the annual caps on the contractual amount of assets newly entrusted for investment and management, the Company has taken into account the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 30 June 2021, the investment plans provided by CLI for the years from 2022 to 2024, the expected increase in investment amount and demands for product allocation of the Company during the term of the New Agreement, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company.

In determining the annual caps on the fees for the Investment and Management Services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee for the Operating Services, the Company has taken into account the scale of its assets under the entrustment arrangement, the fee rates stipulated under the New Agreement, the exit plans for certain Existing Projects, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. In determining the fee rates, the Company has made reference to market standards and industry practices, including the price of similar transactions with independent third parties, and the fee structures and fee rates for the products with underlying investments similar to those under the New Agreement.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the New Agreement, the Company can leverage the industry experience, investment expertise and resources network of CLI in the alternative investment market to further develop alternative investment business and increase its overall investment returns. Through the alternative investment entrustment, the Company can further broaden its investment portfolio, diversify its investment risk and capture investment opportunities in the market with higher return potential. In addition, CLI can also provide the Company with professional operating services with respect to the equity/real estate funds invested by the Company at its own discretion, which will enhance the efficiency in subsequent management of such investment.

The Directors are of the view that the transactions under the New Agreement are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the transactions under the New Agreement are fair and reasonable. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing and Mr. Wang Junhui hold positions in CLIC and/or CLI, they have abstained from voting on the Board resolution to approve the transactions under the New Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for the transactions under the New Agreement are more than 5%, such transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Somerley Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement.

The Company will convene an extraordinary general meeting to seek approval from the Independent Shareholders in respect of the transactions under the New Agreement. A circular containing, among other things, the details of the New Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders. As additional time is required to prepare certain information for inclusion in the circular, the Company will dispatch the circular to the shareholders on or about 30 November 2021.

In view of CLI’s interests in the transactions under the New Agreement, CLIC and its associates will abstain from voting at the extraordinary general meeting to approve such transactions.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLI is a wholly-owned subsidiary of CLIC, and its principal business includes: the management of funds in RMB and foreign currency under entrustment, engagement in alternative investment business, management and application of its own funds in RMB and foreign currency, business involving insurance asset management products such as debt investment schemes and equity investment plans, provision of consulting services relating to asset management, as well as other businesses approved by the CBIRC and other departments of the State Council. CLI has a registered capital of RMB3,700 million. As at 31 December 2020, the total assets of CLI amounted to RMB24,371 million, its total liabilities amounted to RMB6,488 million, and its owners’ equity amounted to RMB17,883 million.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLI”	國壽投資保險資產管理有限公司 (China Life Investment Management Company Limited), a company established under the laws of the PRC with limited liability and a wholly—owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團 ）公司(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“equity”	any equity or investment interest of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC

“equity/real estate funds”	any fund that has a clear investment strategy and makes portfolio investment or any equity or real estate fund established for the purpose of investing in specific underlying assets, including existing equity/real estate funds, as well as new equity/real estate funds established by subsidiaries of CLI and of which subsidiaries of CLI act as the general partner or fund manager

“Existing Agreement”	the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds entered into between the Company and CLI on 31 December 2018, which will expire on 31 December 2021

“Existing Projects”	the existing projects already entrusted by the Company to CLI for investment and management and the Company’s interests in which have not been disposed of as of the effective date of the New Agreement, including equity/real estate direct investments, equity/real estate funds, non-standard financial products and quasi- securitization financial products

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to consider the transactions under the New Agreement, comprising all independent non-executive Directors, namely, Tang Xin, Leung Oi- Sie Elsie, Lam Chi Kuen and Zhai Haitao

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“Investment and Management Services”	the investment and management by CLI, on a discretionary basis, of the assets entrusted to it by the Company in accordance with the New Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Agreement”	the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds to be entered into between the Company and CLI

“New Projects”	the new projects entrusted by the Company to CLI for investment and management in accordance with the New Agreement, including non-standard financial products and quasi-securitization financial products

“non-standard financial products”	any non-standard financial products, the underlying assets of which are non-financial securities assets approved by CLI, such as equity and real estate, including the debt investment schemes, equity investment plans, asset-backed plans, collective fund trust plans of trust companies and debt-to-equity swap investment schemes established and issued by CLI or of which CLI has participated in the establishment and issuance, as well as other financial products invested with insurance funds under entrustment as permitted by the Regulatory Authorities recognized by the parties

“Operating Services”	the post-investment operating services provided by CLI to the Company under the New Agreement with respect to the equity/real estate funds invested by the Company at its own discretion

“PRC”	the People’s Republic of China, which for the purposes of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“quasi-securitization financial products”	any wealth management products of commercial banks, credit asset- backed securities of banking financial institutions, special assets management plans of securities companies (or their subsidiaries) or fund management companies (or their subsidiaries), the investment targets of which are equity, real estate or other assets approved by CLI, as well as other quasi-securitization financial products invested with insurance funds under entrustment as permitted by the Regulatory Authorities recognized by the parties

“real estate”	any land, buildings and other fixtures attached to land within or outside the PRC

“Regulatory Authorities”	the authorities required by laws to supervise insurance companies, insurance asset management companies and the utilization of insurance funds, including but not limited to the Ministry of Finance of the PRC, the CBIRC, the People’s Bank of China, the State Administration of Foreign Exchange and the State Administration of Taxation

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 28 October 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao